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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 1998

SEC FILE NUMBER: 0-10147

CUSIP NUMBER: 252 84B 109

PART I - REGISTRANT INFORMATION

Full Name of Registrant: DIATECT INTERNATIONAL CORPORATION

Former Name:  APPLIED EARTH TECHNOLOGIES, INC.

Address of Principal Executive Offices:
 221-A West 37th Street, Boise, ID 83714

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box is appropriate)

[x] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, NSAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

  Diatect International Corporation herein provides notification of late filing of its Form 10-KSB for December 31, 1998.
  The reason for the late filing relates to a change in management within the Company and the confusion and dissary of relocating the principal executive offices from Salt Lake City, Utah to Boise, Idaho. In the final analysis, it was found that the corporate financial records required to complete the timely filing of the Form 10-KSB were incomplete.
  Work is being done by the firm of Williams and Webster, CPA's of Spokane, Washington to finalize these reports.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

George H. Henderson (208) 342-2273

(2) Have all other periodic reports required under Section 13 or 15(d) of the

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Securities and Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to filed such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No
                                         December 31, 1997 10-KSB
                                         March 31, 1998 10-QSB
                                         June 30, 1998 10-QSB
                                         September 31, 1998 10-QSB

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated significant change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                    DIATECT INTERNATIONAL CORPORATION
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunder duly authorized.

Date: April 1, 1999

By:  /s/ George H. Henderson, President